NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA DRILLS 17.5 FEET GRADING 1.42 OUNCES PER TON
GOLD IN SURFACE DRILLING AT COPPERSTONE

March 23, 2004 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) (“Bonanza”) is pleased to report additional drill results from the surface exploration and resource development drilling program and from the underground core drilling program in progress at the D-Zone target, both at the 100% owned Copperstone Project in Arizona. The surface drilling program is designed to conduct exploration and provide data for resource estimation, with the goal of producing a measured resource in and around the D-Zone and the C-Zone.

Surface Core Drilling Program

The initial surface drilling program is located to the north of the open pit, southeast of the C-Zone, and approximately 1,000 feet southeast of the D-Zone, which is currently the subject of a detailed underground drilling program.

The second hole in the surface drilling program encountered a 17.5 foot (5.3metre) interval grading 1.42 ounces of gold per ton (48.7 grams per tonne gold) with 0.5% copper.

The following table is a summary of the assay results for the second drill hole from the surface drilling program, which is a vertical drill hole:

Drill Hole Number	Hole Length (feet)	Dip (o)	From - To (feet)	Interval Length (feet)	Gold Grade (opt)	Gold Grade (g/t)	Copper (%)
CRD-04-02	920	-90	834.5-852.0	17.5	1.42	48.7	0.5

The true thickness of this intercept is calculated to be 15 feet (4.5 metres). CRD-04-02 was drilled with 720 feet of reverse circulation followed by 200 feet of core drilled at the bottom of the hole. The mineralised zone was encountered in the core portion of the drill hole. Recoveries from the surface drilling program to date are excellent. While not drilled on a grid, the nearest drill hole to CRD-04-02 is the recently announced CRD-04-01, approximately 140 feet to the Southwest, with the next nearest other drill holes being over 170 feet distant.

Drilling continues on the surface program to target the Copperstone fault with two drilling rigs currently working and additional rigs to be on site soon. CRD-04-02 is the second hole of a 30,000 metre surface drill program that will continue through most of 2004. All assays at Copperstone are at least triple-checked routinely.

Mr. Brian Kirwin, President and CEO stated: “The surface drilling program has shown very positive results early in the drilling. These bonanza grades over mineable widths are very exciting and continue to underscore the potential of Copperstone.” Cross sections and plan maps for these drill holes are available on the Company’s website at: www.americanbonanza.com in the Copperstone page.

D-Zone Underground Core Drilling Program

The twelve new underground core drill holes continue the fan drilling at the D-Zone, the first results of which were announced on November 11, 2003. These drill fans are drilled on roughly 50 foot centers through the D-Zone gold mineralization.

The most significant intercepts of the previously announced drill holes from these D-Zone drill fans include a 40 foot zone grading 1.2 ounces per ton gold (41 grams per tonne gold) in drill hole number CUDH-03-03, drill hole number CUDH-03-04 which encountered a 32 foot interval grading 0.67 ounces per ton gold (23 grams per tonne gold), and drill hole number CUDH-03-12 which contains a 45 foot intercept grading 0.72 ounces per ton of gold (25 grams per tonne gold) and 1.9% copper.

The following table is a summary of assay results for the 12 new underground holes from the D-Zone drilling program; all drill fans were drilled to the east and northeast into the Copperstone Fault zone:

Hole ID	From – To (ft)	Intercept (ft)	Gold (opt)	Gold (g/t)	Copper (%)
CUDH-03-14	171.5 - 172.50	1.0	0.58	19.8	0.5
CUDH-03-14	179 - 205.9	26.9	0.36	12.3	0.3
including	188.8 - 199	10.2	0.65	22.3	0.5
CUDH-03-14	208 - 214	6.0	0.01	0.4	6.0
CUDH-03-15	146 - 149	3.0	0.37	12.5	0.2
CUDH-03-15	174 - 179.6	5.6	1.06	36.5	0.9
CUDH-04-16	131.6 - 143	11.4	0.28	9.7	1.0
CUDH-04-16	225 - 233.8	8.8	0.80	27.4	0.1
CUDH-04-16	240 - 243.2	3.2	0.29	10.0	0.2
CUDH-04-17	154 - 170.8	16.8	0.13	4.6	1.5
CUDH-04-18	193 - 204	11.0	0.09	3.0	1.8
CUDH-04-19	193.2 - 212.8	19.6	0.41	14.1	1.5
CUDH-04-19	224 - 226.2	2.2	0.59	20.4	0.2
CUDH-04-19	229 - 234	5.0	0.01	0.2	8.9
CUDH-04-20	245.1 - 280.6	35.5	0.03	1.0	2.3
CUDH-04-21	no significant mineralization
CUDH-04-22	209 - 211.6	2.6	0.29	10.0	3.7
CUDH-04-23	158 - 160.5	2.5	0.28	9.8	0.1
CUDH-04-23	407.6 - 412.4	4.8	0.22	7.5	1.5
CUDH-04-24	204 - 247	43.0	0.09	3.1	0.9
including	209 - 214	5.0	0.28	9.5	0.0
also including	229 - 231	2.0	0.52	17.8	1.9
also including	231 - 247	16.0	0.01	0.2	1.8
CUDH-04-25	114 - 119	5.0	0.19	6.7	0.9
CUDH-04-25	284 - 304	20.0	0.41	14.0	0.2
including	295.5 - 304	8.5	0.68	23.3	0.2
CUDH-04-25	309 - 319	10.0	0.13	4.5	4.5
CUDH-04-25	336.2 - 346.5	10.3	0.01	0.3	3.4
CUDH-04-25	379 - 386.9	7.9	0.45	15.5	0.5

DETAILED INFORMATION

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in previous drilling and the current drilling from surface.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Drilling services are being provided by an international drilling contractor, Layne Christensen Company of Chandler, Arizona. The drilling and assaying are conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

The surface program core is HQ size, equaling 2.625 inches in diameter and the underground core is NQ size, equaling 2 inches in diameter. The core samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure, inside the fenced compound. The core is transported to Bonanza’s core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples.

Assay sample sizes average 6.1 pounds for the surface drilling, assay sample sizes average 6.2 pounds for the underground drilling. The core samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site. Bonanza personnel transport the samples to America West Airlines’ airfreight desk at the Lake Havasu City, Arizona airport.

America West Airlines transport the samples to the airport in Reno, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, and fire assayed for gold three times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these three assays for each sample. A total of 60 core samples from CRD-04-02 and 950 core samples from the underground drilling were assayed in triplicate. There is good correlation between the triplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional 54 standards were inserted for assay for the drill holes announced here.

Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 2- or 5-assay ton gold analysis. Both labs are ISO 9002 certified. Bonanza personnel deliver the samples to the check labs.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Catherine Tanaka, Investor Relations (604) 688-7523